082-04578

SUPPL

8 April 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

4/9

8 April 2009

Centrica plc (the Company) - Directors' and other PDMRs' share interests

Centrica announces the following transactions in respect of its ordinary share capital of 6 $^{14}/_{81}$ pence each by Executive Directors and other Persons Discharging Managerial Responsibility (PDMRs).

1) Release and sale of shares from the Long Term Incentive Scheme (LTIS)

On 7 April 2009, a total of 6,350,512 Centrica ordinary shares of 6 $^{14}/_{81}$ pence each in respect of awards made under the terms of the LTIS in April 2006 were transferred to participants, including one Executive Director and four other PDMRs. These awards were subject to EPS and TSR performance conditions* and achieved an overall 91.07% vesting. In accordance with the terms of the LTIS the number of shares released was increased to reflect the dividends that would have been paid during the three-year performance period and were released by the trustee of the LTIS on 2 April 2009.

On release sufficient shares were held for each participant to meet their income tax and National Insurance liabilities (41%). The shares were sold today at 228.828p.

The specific details of the release and disposals relating to the Executive Director and other PDMRs are as follows:

	Shares released	**Shares sold**	**Net number of shares transferred to participant**	**Total beneficial interest in shares following release**
Executive Directors				
Phil Bentley	317,542	130,193	187,349	1,278,142
Other PDMRs				
Grant Dawson	174,746	71,647	103,099	650,487
Deryk King	204,704	83,930	120,774	510,436
Anne Minto	165,258	67,757	97,501	402,950
Chris Weston	169,754	69,600	100,154	417,381

2) Grant of Sharesave Options

On 7 April 2009, options were granted at an option price of 193.54p per share to Mark Hanafin, Anne Minto and Chris Weston under the terms of the Centrica Sharesave scheme. Each was granted an option over 4,727 shares which will be exercisable between 1 June 2012 and 30 November 2012.

Centrica Media Relations: 0845 072 8001
Centrica Investor Relations: 01753 494900

***LTIS Performance criteria**

As at 31 December 2008, Centrica's EPS growth had exceeded RPI growth by 25.1% and as a result 82.14% of the EPS shares allocated vested. On 2 April 2009, Centrica was ranked 19th in the LTIS comparator group and as a result 100% of the TSR shares allocated vested.

50 % on EPS[1] against RPI growth	Full vesting for EPS[1] growth exceeding RPI growth by 30%. Zero vesting if EPS[1] growth fails to exceed RPI growth by 9%. Vesting will increase on a straight-line basis between 25% and 100% if EPS[1] growth exceeds RPI growth by between 9% and 30%.
50 % on TSR against FTSE 100[2] (LTIS comparator group)	Full vesting for upper quintile ranking. Zero vesting for sub-median ranking. Vesting will increase on a straight-line basis between 25% and 100% for ranking between median and upper quintile.

[1] EPS is calculated as the Company's earnings per share, adjusted for exceptional items and certain re-measurements arising on the application of IAS 32 and IAS 39.

[2] The Remuneration Committee determined that, for that part of the LTIS subject to the comparative TSR performance conditions, the most appropriate comparator group for the Company is the companies comprising the FTSE 100 at the start of the relevant performance period (the LTIS comparator group).